MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

VIA EDGAR CORRESPONDENCE

August 15, 2016

Mr. Patrick Scott

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MainStay Funds Trust (“Registrant”) (SEC File Nos. 333-160919 and 811-22321) Post- Effective Amendment No. 94 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. Scott:

I am writing in response to comments you provided to me by telephone on August 4, 2016, with respect to the Amendment. The Amendment was filed with the Securities and Exchange Commission (“Commission”) on June 20, 2016, pursuant to Rule 485(a) under the Securities Act of 1933, as amended. The Amendment relates only to MainStay Absolute Return Multi-Strategy Fund (the “Fund”). On behalf of the Registrant, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as the Amendment, except as defined here.

Prospectus

Comment 1: In the fee table, please specify the “certain redemptions” on which the CDSC of 1.00% may be imposed.

Response: We have revised this section, and the applicable sections of the Shareholder Guide, as requested.

Comment 2: Explain the basis for estimating Other Expenses and the inclusion of the corresponding footnote.

Response: We have deleted the footnote relating to Other Expenses being estimated.

Comment 3: Delete the footnote to the Fees and Expenses table that relates to the Cayman Subsidiary. Also, confirm that any management fee paid by the Cayman Subsidiary is captured in the Management Fees line item of the Fees and Expenses table for the Fund.

Response: We believe that information regarding the Cayman Subsidiary, including the management fee that it pays to NYLIM and its management fee waiver arrangement is important for shareholders to understand the fees and expenses that they may pay if they buy and hold shares of the Fund and that removing the footnote relating to this information could be misleading to shareholders. Therefore, the Registrant respectfully declines to make the proposed change.

Additionally, because NYLIM contractually waives the management fee it receives from the Cayman Subsidiary, there is nothing to include in the Management Fees line item of the Fees and Expenses table for the Fund.

Comment 4: Does the Fund invest in contingent convertible bonds?

Response: At this time, the Fund does not hold contingent convertible bonds.

Comment 5: Please explain the types of asset-backed and mortgage-backed securities which the Fund may hold.

Response: In the section entitled More About Investment Strategies and Risks – Mortgage Related and Asset-Backed Securities, we state the following:

Mortgage-related (including mortgage-backed) and asset-backed securities are securities whose values are based on underlying pools of loans or other assets that may include interests in pools of lower-rated debt securities, consumer loans or mortgages, or complex instruments such as collateralized mortgage obligations and stripped mortgage-backed securities.

Comment 6: Confirm that any acquired fund fees and expenses will be included in the Fees and Expenses table in accordance with the requirements of Form N-1A.

Response: The Registrant confirms that any acquired fund fees and expenses will be included in the Fees and Expenses table in accordance with the requirements of Form N-1A.

Comment 7: With respect to the Cayman Subsidiary:

(a)	Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Cayman Subsidiary.

(b)	Disclose that each investment adviser to the Cayman Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a) (20) of the 1940 Act. The investment advisory agreement between the Cayman Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement.

(c)	Disclose that the Cayman Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the Cayman Subsidiary.

(d)	Disclose, as appropriate, whether any of the Cayman Subsidiary’s principal investment strategies or principal risks constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a controlled foreign corporation should reflect aggregate operations of the fund and the controlled foreign corporation.

(e)	Confirm in correspondence that: (i) the Cayman Subsidiary’s expenses will be included in the Fund’s prospectus fee table; (ii) the Cayman Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (iii) the Cayman Subsidiary and its board of directors will agree to inspection of the Cayman Subsidiary’s books and records by the staff of the Commission (the “Staff”).

Response:

(a)	The Registrant hereby confirms that the SAI includes disclosure to the effect that the Fund and the Cayman Subsidiary may test for compliance with certain investment restrictions on a consolidated basis, except that with respect to its investments in certain securities that may involve leverage, the Cayman Subsidiary will comply with asset segregation or “earmarking” requirements to the same extent as the Fund.

(b)	The Registrant respectfully submits that the Cayman Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 15. However, the services performed by the investment adviser or an investment subadvisor to the Cayman Subsidiary under an investment advisory or sub-advisory agreement with the Cayman Subsidiary will be subject to general review by the Board of Trustees of the Registrant, including the “independent” Trustees of the Registrant, in connection with the Board’s annual review of the Registrant’s investment advisory and sub-advisory agreements with the investment adviser and subadvisors to the Fund. Although the Registrant confirms that the investment advisory and sub-advisory agreements with the Cayman Subsidiary generally are consistent with Section 15, the Registrant respectfully declines to disclose that the agreements comply with the provisions of the 1940 Act relating to investment advisory contracts. In addition, the Registrant considers the investment advisory or sub-advisory agreements with the Cayman Subsidiary not to be material contracts of the Fund. Accordingly, the Registrant has not included the Cayman Subsidiary’s investment advisory and sub-advisory agreements as exhibits to the Registrant’s registration statement.

(c)	The Registrant hereby confirms that the Cayman Subsidiary will comply with provisions relating to affiliated transactions and custody (Section 17), but respectively declines to expressly disclose this in the Fund’s registration statement consistent with Form N-1A General Instruction C(1)(c) to avoid restating legal or regulatory requirements. The Cayman Subsidiary’s custodian is the same as that of the Fund. We have revised the appropriate section of the SAI to this effect.

(d)	To the extent any principal investment strategies and principal risks of the Cayman Subsidiary are deemed principal investment strategies and principal risks of the Fund on an aggregate basis, such principal investment strategies and principal risks are disclosed as such in the Fund’s prospectus. In addition, risks related to the Fund’s investment in the Cayman Subsidiary are disclosed in the sections of the prospectus entitled Principal Risks–Cayman Subsidiary Risk and Principal Risks–Tax Risk.

(e)	(i) The Registrant hereby confirms that the Cayman Subsidiary’s expenses will be included in the Fund’s prospectus fee table.

(ii) Although not required by applicable law, the Registrant confirms that the Cayman Subsidiary and its board of directors agree to designate an agent for service of process in the United States.

(iii) The Registrant agrees to inspection of the Cayman Subsidiary’s books and records to the same extent that the Fund’s books and records are subject to inspection by the Commission.

Comment 8: If you show performance information for more than one class of shares, present such information in accordance with the instructions to Item 4 (b) of Form N-1A.

Response: The Fund does not have a full calendar year of performance as of the date of the Prospectus. Therefore, the Fund will not include performance information at this time.

Comment 9: We do not believe that the HFRX Absolute Return Index qualifies as an “appropriate broad-based securities market index” as required by Form N-1A and appropriate guidance. Please explain why the Registrant believes that this index is appropriate or make the necessary adjustments to the disclosure.

Response: Form N-1A defines “appropriate broad-based securities market index” to mean an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Commission has stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund's performance and risks relative to the market.”1

In light of the Fund’s investment objective and principal investment strategies, the Registrant believes the corresponding index is “appropriate” within the meaning of the Form N-1A definition since it reflects the market for the principal investments of the Fund. Further, the index is administered by an entity not affiliated with the Fund, its adviser, or its principal underwriter.

The Registrant believes that the index is broad-based, particularly in light of the principal investment strategy of the Fund. The HFRX Absolute Return Index is an index that broadly represents the market in which the Fund participates and the Fund’s investment goals and multi-manager/multi-strategy approach. The index is designed to be representative of the overall composition of the hedge fund universe, including but not limited to convertible arbitrage, distressed securities, equity hedged, equity market neutral, event driven, macro, merger arbitrage, and relative value arbitrage. The index also is optimized to, among other things, focus on constituents that characteristically exhibit lower volatilities and lower correlations to standard directional benchmarks of the equity market. The Registrant respectively maintains that comparing the performance of the Fund to a generic debt or equity index rather than an index such as the HFRX Absolute Return Index would not be meaningful in light of the investment strategies and goals of the Fund, which include employing an absolute return strategy that seeks to provide returns that have a low correlation to traditional equity and fixed-income indices and lower volatility than traditional equity indices.

Accordingly, the Registrant believes the index provides investors with a basis for evaluating the Fund’s performance and risks relative to the market, consistent with the requirements of Form N-1A and the Commission guidance cited above.

Comment 10: If applicable, revise the section entitled More About Investment Strategies and Risks indicate whether the Fund has any limit on the quality, maturity or duration of the debt securities in which it invests.

1 Registration Form Used by Open-End Management Investment Companies, SEC Rel. No. IC-23064

(Mar. 13, 1998).

Response: The Fund does not have any such limitations. Therefore, we did not revise the disclosure.

Comment 11: Revise the section entitled More About Investment Strategies and Risks - Portfolio Turnover to more clearly indicate that the Fund many engage in active and frequent trading of portfolio securities to achieve its principal investment strategies.

Response: We have made the requested edit.

Comment 12: In the section Shareholder Guide-Selling Shares, please provide the Section 22(e) basis for the following:

We may suspend the right to redeem shares of any MainStay Fund and may postpone payment for any period: when the Securities Industry and Financial Markets Association recommends that the bond markets close trading early

Please also revise the bullet point to more clearly indicate that the Fund may postpone payment for any period beyond seven days.

Response: We have revised this section as follows:

We may suspend the right to redeem shares of any MainStay Fund and may postpone payment for any period beyond seven days:

—	during which the Exchange is closed other than customary weekend and holiday closings or during which trading on the Exchange is restricted;

—	when the SEC determines that a state of emergency exists that may make payment or transfer not reasonably practicable;

—	as the SEC may by order permit for the protection of the security holders of MainStay Funds; or

—	at any other time as the SEC, law or regulation may allow.

Comment 13: Please confirm that the Related Fund is the only product managed by NYLIM that has the same investment objective, policies and strategies as the Fund.

Response: The Registrant confirms that the Related Fund is the only product managed by NYLIM that has the same investment objective, policies and strategies as the Fund.

Comment 14: Revise the section entitled Related Performance to remove performance information for the Related Fund prior to January 19, 2016, the date on which the Related Fund revised its principal investment strategies to match those of the Fund.

Response: We have made the requested edit.

Statement of Additional Information

Comment 15: Under Fundamental Investment Restriction #3, please delete the following:

(i)	securities of other investment companies

Please also make similar changes to the section entitled Investment Companies.

Response: The Registrant submits that “securities of other investment companies” should not be considered a particular industry or group of industries.  The Registrant believes that securities of other investment companies are types of securities, the value of which are influenced by factors specific to their respective underlying investments, rather than the organizational structure of their issuers as investment companies. Accordingly, the Registrant respectfully declines to make the proposed change. The Registrant notes that, in response to a prior comment from the Commission staff with respect to other MainStay Funds, the Registrant indicates in the section entitled Investment Companies in the SAI that, consistent with the other MainStay Funds, the Fund generally does not look through investments in underlying investment companies for purposes of applying its concentration limitation unless the underlying investment company itself has a policy to concentrate in a particular industry.  In that case, the particular industry in which the underlying investment company invests would be counted for purposes of calculating the Fund’s concentration limitation.

Comment 16: In the section entitled Management and Subadvisory Fees, pursuant to Item 19(a)(3) of Form N-1A, revise the table to show the following: (i) the total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers (including subadvisors), if any), (ii) the total aggregate dollar amounts that the Fund paid to any advisers (including subadvisers) who are not affiliated persons of the adviser; (iii) the total dollar amounts that the Fund paid to each adviser (including subadvisers) who are not affiliated persons of the adviser; and (iv) the total dollar amount paid to the adviser as a percentage of Fund net assets.

Response: In accordance with Item 19(a)(3) of Form N-1A, the Registrant will disclose with respect to the Fund the total dollar amounts in management fees the Fund paid to its adviser for the fiscal year ended April 30, 2016. The Fund made no payments to subadvisers during this fiscal year. The Registrant also intends to include the total dollar amounts the adviser paid to each of the Fund’s respective subadvisers during this period, although the Registrant believes this information is not required by Item 19(a)(3). The Registrant believes that Item 19(a)(3) does not require disclosure of the total dollar amount paid to the adviser and subadvisers as a percentage of the Fund’s net assets, and the Registrant does not intend to include this information. The Registrant notes, however, that the SAI includes information regarding the management fee rate charged by the adviser and the subadvisory fee rates charged by each subadviser.

In connection with the responses being made by the Registrant to comments you provided with respect to Registration Statements, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statements;

•	comments of the Staff or changes to disclosure in response to Staff comments in the Registration Statements reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statements; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please contact the undersigned at 201-685-6221 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Humbert, Jr.

Thomas C. Humbert, Jr.

Assistant Secretary